Exhibit 21.1
SUBSIDIARIES OF COINBASE GLOBAL, INC.*

Subsidiary name	Jurisdiction of incorporation
Coinbase, Inc. Coinbase Capital Markets Corporation Coinbase Securities, Inc. FairXchange, LLC LMX Labs, LLC	Delaware, United States California, United States Delaware, United States Delaware, United States Delaware, United States
*
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Coinbase Global, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.